Mail Stop 3561

December 15, 2009

Mirosław Kranik
Chief Executive Officer and President
Sunset Suits Holdings, Inc.
Ul. Starołęcka 18
61-361 Poznań, Poland

> **Re:** **Sunset Suits Holdings, Inc.**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed November 30, 2009**
> **File No. 333-152149**

Dear Mr. Kranik:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Risk Factors, page 6

1. We note your response to comment one in our letter dated October 5, 2009, and we re-issue that comment. Please revise the first paragraph of the risk factor to clearly disclose the total accrued liabilities arising out of the social security and tax obligations. It is difficult to understand the magnitude of the risk because there are 14 paragraphs with extensive detail and history, including quantitative details of deferments, principal payments, and interest payments at different times—some involving amounts as little as "PLN 20,058 (approximately $6,321) and interest of PLN 1,181 (approximately $372)." Please revise to eliminate

unnecessary details, which make it difficult to understand the total liabilities associated with the tax and social security obligations.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 14

2.   We note your response to prior comment two and revised disclosure in MD&A. In particular we note statements regarding, for example, the company financing operations "by increasing its non-cash negative working capital" and not being able to "fully reduce its accounts payable and other operating liabilities." Statements such as these are difficult to understand without a background in accounting. Please revise to put the statements in clearer language understandable to the average investor. For example, clarify whether you finance operations by delaying the payment of accounts payable. Please revise accordingly.

3.   Also with respect to prior comment two, you state in your response that you have not included a projection of future cash flows from operations. However, you still disclose on page 16 that you estimate an increase in revenue of up to 10% in the next two years, and that "[t]o do this" you "expect to spend approximately $250,000 and $1 million in additional promotion and marketing expense in 2009 and 2010 respectively" If you retain the 10% projection, please revise to further clarify the "financial data," "know-how," and "observations" that support the 10% estimate. See prior comment one from our letter dated July 28, 2009. In addition, please revise this introductory section of the MD&A to address the going concern discussion on page F-10.

4.   Also in connection with management's projections, we note the statement on the cover page that in determining the price you considered the total number of shares outstanding post offering, estimated market capitalization, forward looking net income and targeted price-to-earnings ratio. We refer you to comment one from our comment letter dated June 12, 2009. Please revise Plan of Distribution on page 71 to further clarify the factors considered in determining the offering price, including assumptions underlying projections. In this regard, please address the extent to which the price has been affected by the "global economic crisis" or your recent and projected operations in light of the global economic crisis.

5.   Your revised disclosure refers to the requirement of "additional financing" on page 35 with respect to the continuation of recent operations. You also refer to approximately $10.7 million of "additional financing" on page 16 with respect to your achievement of long-term goals. Please revise page 16 to clarify the difference between your financing requirements for current operations as compared to such requirements for your long-term goals.

Operating Segment Analysis, pages 26 and 32

6.   Please revise your disclosures within the charts at pages 26 and 32 to indicate the amounts eliminated for sales between segments, as previously included at page 26 in Amendment 4 to your Form S-1. Specifically, we believe your captions, 'Intersegment revenue eliminated in consolidation' and 'External production revenue' allow readers to analyze the fluctuations in Production and Retail segment revenues due to arms-length transactions.

Repayments of Debt, page 37

7.   Please revise your schedule of long-term debt repayments as of September 30, 2009 to reconcile to the 'Total Outstanding' column within the caption 'Loan Facilities' at pages 41-42 and footnote 13 of your interim financial statements at page F-23.

Tax and Social Security Payment Obligations, page 43

8.   We note your response to comment five from our letter dated October 5, 2009, including the rollforward of your social security balance payable in PLN from May 31, 2008 to June 30, 2009 on page 45 of your amended Form S-1. Please revise your table to provide the charges and payments between each financial statement period presented, beginning with January 1, 2007 up to and including September 30, 2009. Please provide a reconciliation from this table to the amounts included at each balance sheet date. For example, we could not reconcile the current and deferred amounts due at September 30, 2009 to your Social Security Tax Payable of $8,104 at page F-21 of your financial statements. Also, please ensure the total amount in your table demonstrating the amounts you intend to pay by period reconciles to your Social Security Tax Payable within your footnotes, or provide a brief reconciliation at page 45 describing any differences.

Sunset Suits Holdings, Inc. US GAAP Consolidated Financial Statements For the Nine Months Ended September 30, 2009, page F-2

Going Concern, page F-9

9.   We note that there was "substantial risk that the Group might be unable to continue as a going concern" as of the date of the financial statements have been prepared. In addition, you disclose that Management believes the Group is able to continue as a going concern for the next 12 months. Please disclose clearly, without the use of any conditional language, whether you believe there is substantial doubt about your ability to continue as a going concern. To the extent

such substantial doubt exists, convey to us why your auditors did not include an explanatory paragraph describing the substantial doubt about your ability to continue as a going concern and expand your disclosure to describe management's viable plans that has the capability of removing the threat to the continuation of the business. Refer to AU 341 and FRC 607.02 for additional guidance.

Note 20. Business Segment Geographic Area Information, page F-26

10.   Revise your disclosures to clearly indicate the revenues from external customers for each reportable segment, and the revenues from transactions with other operating segments for each reportable segment as required by FASB ASC 280-10-50-32. Your current disclosures reflect consolidation eliminations as a whole, and do not provide the magnitude of your 'production' sales to third parties, for example.

Part II

Item 16. Exhibits and Financial Statement Schedules

11.   We note that the opinion of counsel filed pursuant to Item 601(b)(5) of Regulation S-K only references Amendment No. 2 to your Form S-1. Prior to effectiveness of the registration statement, please file an opinion of counsel in which your counsel indicates that it has examined the registration statement, as amended. In addition, the opinion of counsel should cover the associated rights under your shareholder rights plan.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact David Walz at (202) 551-3358 or Ryan Milne at (202) 551-3688 if you have questions regarding comments on the financial statements and related matters. Please contact Damon Colbert at (202) 551-3581 or James Lopez at (202) 551-3536 with any other questions.

Sincerely,

John Reynolds
Assistant Director

cc: Louis A. Bevilacqua, Esq.
        Joseph R. Tiano, Esq.
        Fax: (202) 663-8007